AGREEMENT

            This Agreement (this "Agreement") is dated as of December 2, 2003, by and among Home Solutions of America, Inc., a Delaware corporation ("HOM"), FSS Holding Corp., a Texas corporation ("HOLDCO"), Grassmere Computer Products, Inc., a Texas corporation ("GRASSMERE"), Merritt Computer Products, L.P. d/b/a Amherst Merritt International, a Texas limited partnership ("AMHERST"), Fiber-Seal Systems, L.P., a Texas limited partnership ("FIBER-SEAL"), and Rick J. O'Brien, an individual resident of the State of Texas ("O'BRIEN").

            WHEREAS, HOM, HOLDCO, GRASSMERE and AMHERST entered into that certain Partnership Interest Purchase Agreement, dated July 31, 2003 (the "Purchase Agreement");

            WHEREAS, in connection with the Purchase Agreement, HOM and AMHERST entered into that certain Subordinated Promissory Note, in the original principal amount of $520,000, dated July 31, 2003 (the "Note");

            WHEREAS, in connection with the Purchase Agreement, HOM and AMHERST entered into that certain Common Stock Purchase Warrant, dated July 31, 2003 (the "Warrant");

            WHEREAS, in connection with the Purchase Agreement, HOM, HOLDCO, GRASSMERE and AMHERST entered into that certain Repurchase Option Agreement, dated July 31, 2003 (the "Repurchase Option");

WHEREAS, in connection with the Purchase Agreement, HOM, FIBER-SEAL and O'BRIEN entered into that certain Executive Employment Agreement, dated July 31, 2003 (the "Employment Agreement");

            WHEREAS, the transactions contemplated by the Purchase Agreement were conditioned upon the satisfaction of certain contingencies and events;

WHEREAS, such contingencies and events have not been satisfied, and as a result of this fact, and as a result of intervening events, the transactions as contemplated by the Purchase Agreement do not satisfy the goals of the parties to such agreement;

WHEREAS, the parties to the agreements set forth above have agreed to the terms of this Agreement to achieve their respective objectives.

            NOW THEREFORE, the parties hereto agree as follows:

1.         Amendment to Purchase Agreement.  HOM, HOLDCO, GRASSMERE and AMHERST hereby agree to the following amendment to the Purchase Agreement:

(a)        Section 6.3 of the Purchase Agreement is hereby deleted in its entirety.

2.         Amendment to Note.  HOM and AMHERST hereby agree to the following amendment to the Note:

            (a)        Section 1 of the Note shall be deleted and replaced in its entirety with the following provision:

            "1.        Principal and Interest Payments.  The entire outstanding principal amount of this Note, together with all accrued interest thereon, shall be due and payable in two installments on the following dates (each a "Payment Date"):  (i) $260,000 of principal shall be due on January 31, 2004, together with all interest accrued on this Note through such date, and (ii) all remaining principal and interest accrued on this Note shall be due on July 31, 2004.  If Debtor fails to make a payment required by this Note on or before a Payment Date, the Lender may, at its option, declare all remaining amounts owed under this Note as immediately due and payable, and the interest rate in effect for the Note shall thereafter increase to eighteen percent (18%) per annum until paid."

3.         Amendment to Warrant.  HOM and AMHERST hereby agree to the following amendment to the Warrant:

            (a)         Section 1.1 of the Warrant shall be deleted and replaced in its entirety with the following provision:

                        "1.1      Timing of Exercise.  This Warrant may be exercised in whole or in part at any time prior to 5:00 P.M. Central time on July 31, 2013 (the "Expiration Date"), at which time this Warrant expires and after which it may not be exercised and shall automatically become null and void."

4.         Termination of Repurchase Option.  HOM, HOLDCO, GRASSMERE and AMHERST hereby agree that, as of the date hereof, the entire Repurchase Option is terminated, null and void, and shall hereafter have no legal effect.

5.         Amendments to Employment Agreement.  FIBER-SEAL, HOM and O'BRIEN hereby agree to the following amendments to the Employment Agreement:

            (a)        Section 1.03 of the Employment Agreement shall be deleted and replaced in its entirety with the following provision:

            "1.03    Duties and Services.  The Executive will be employed as the President of FIBER-SEAL and Senior Vice President and Chief Financial Officer of Parent in Dallas, Texas, and will have such duties and perform such services as are customary with such positions, or as otherwise requested by management officials senior in authority to the Executive.  The Executive will devote at least 95% of his business time, attention, skill, and energy exclusively to the business of the Employer."

                        (b)       Section 2.01 of the Employment Agreement shall be deleted and replaced in its entirety with the following provision:

                        "2.01    Salary. Subject to the provisions of Article 4 of this Agreement that relate to compensation of the Executive following the termination of the Employment Period (as defined in Article 8 of this Agreement), the Executive will be paid an annual base salary of $150,000 ($90,000 from Parent and $60,000 from FIBER-SEAL) (such amount, as it may be increased from time to time, is hereinafter referred to as "Salary") for the duration of the Term.  The Employer shall withhold from each installment of the Salary all applicable federal, state, and local income and other payroll taxes.  The Board of Directors of the Parents will consider annually, whether or not to increase the salary of the Executive."

            6.         Grant of Options.  Upon the execution of this Agreement and the stock option agreement in the form attached hereto as Exhibit A (the "Stock Option Agreement"), O'BRIEN shall receive a stock option to purchase 250,000 shares of common stock, $.001 par value, of HOM, at an exercise price of $2.00 per share, vested over a three-year period, subject to the terms and conditions contained within the Stock Option Agreement.

7.         Except as expressly amended or terminated hereby, the agreements described above remain in full force and effect.  Capitalized terms that are not defined herein shall have the same meaning assigned to them in the applicable agreement.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

            This Agreement may be executed in one or more identical counterparts, including by facsimile signature, each of which shall be deemed to be an original and all of which together shall be deemed to be one instrument.

HOM:

HOME SOLUTIONS OF AMERICA, INC.

By: ______________________________________ Frank J. Fradella Chief Executive Officer

HOLDCO:

FSS HOLDING CORP.

By: ______________________________________ Frank J. Fradella President

GRASSMERE:

GRASSMERE COMPUTER PRODUCTS, INC.

By: Rick J. O'Brien President

AMHERST:

MERRITT COMPUTER PRODUCTS, L.P. (d/b/a Amherst Merritt International)

By: Grassmere Computer Products, Inc. Its: General Partner

By:
Rick J. O'Brien President

FIBER-SEAL:

FIBER-SEAL SYSTEMS, L.P.

By:       FSS Holding Corp.
Its:        General Partner

By:
            Frank J. Fradella
            President

O'BRIEN:

Rick J. O'Brien

EXHIBIT A

STOCK OPTION AGREEMENT